Exhibit 99.1

Corporate Communications

S&P Global Ratings raises its rating on CNH Industrial to Investment Grade

London, June 16, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on June 15, 2017 S&P Global Ratings raised its long-term corporate credit rating on CNH Industrial N.V. from “BB+” to “BBB-”. The long-term corporate credit rating of CNH Industrial Capital LLC was also raised to “BBB-“. The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The outlook of both companies is stable.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Investor Relations	Corporate Communications

CNH Industrial	CNH Industrial

investor.relations@cnhind.com	mediarelations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom